SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          CRI HOTEL INCOME PARTNERS, LP
                            (Name of Subject Company)

  MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC;
  Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF
 Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund
  II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income
                                  Fund 23, LLC
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                                 Copy to:
Christine Simpson                                Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                   MacKenzie Patterson Fuller, LP
1640 School Street                               1640 School Street
Moraga, California  94556                        Moraga, California  94556
(925) 631-9100 ext.224                           (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                          Amount of
                  Valuation*                          Filing Fee
                  ----------                          ----------

                  $9,777,038                           $300.16


* For purposes of calculating the filing fee only. Assumes the purchase of 782,163 Units at a purchase price equal to $12.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $300.16
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: April 3, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC (collectively the "Purchasers") to purchase 782,163 Units of limited partnership interest (the "Units") in CRI Hotel Income Partners, LP (the "Partnership"), the subject company, at a purchase price equal to $12.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 3, 2007 (the "Offer Date") and May 25, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 20,440 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 101,570 Units, or approximately 11.69% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC - 2,044 Units; Steven Gold - 2,044 Units; MPF Badger Acquisition Co., LLC - 1,022 Units; MPF Senior Note Program I, LP - 3,066 Units; and MPF DeWaay Fund 4, LLC - 12,264 Units.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 7, 2007

      MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC

By:  /s/ Chip Patterson
     ------------------------------
     Chip Patterson, Senior Vice President of Manager or General Partner of each filing person


STEVEN GOLD

/s/ Steven Gold